SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 17, 2017 re TAT Technologies Ltd. Reports First Quarter 2017 Results and Declares a Cash Dividend of $3 Million.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports First Quarter 2017 Results and Declares a $3 Million Cash Dividend

GEDERA, Israel, May 17, 2017 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month period ended March 31, 2017. The Company also declared a cash dividend of $3 million payable on June 21, 2017 to shareholders of record on June 7, 2017.

Financial highlights for the first quarter of 2017 (unaudited):

Total Revenue: $27.1 million compared to $23.6 million in the first quarter of 2016, growth of 14.8% in revenues compared to the first quarter of 2016.

Adjusted EBITDA: $2.9 million compared to adjusted EBITDA of $1.1 million in the first quarter of 2016.
Net income: $1.2 million compared to $0.04 million in the first quarter of 2016.
Net income (Non-GAAP): $1.3 million compared to $0.1 million in the first quarter of 2016.

Earnings per share basic and diluted: $0.14 per share compared to $0.01 per share in the first quarter of 2016.
Earnings per share basic and diluted (Non-GAAP): $0.14 per share compared to $0.01 in the first quarter of 2016.

Net cash provided by (used in) operating activities: $3.1 million compared to $ (0.2) million in the first quarter of 2016.

Long-Term Projects: Following a periodic assessment of its long-term projects, the Company updated its estimates of profits expected to be earned from certain long-term contract. This assessment resulted in a decrease in revenues for the first quarter of 2017 in an amount of $0.5 million and a decrease of $0.4 million in net income.

Declaration of dividend: The Board of Directors approved a distribution of cash dividend in the total amount of $3 million (approximately NIS 10.8 million), or $0.33981 per share (approximately NIS 1.22672 per share), for all of the shareholders of TAT Technologies. The dividend will be paid to shareholders of record on June 7, 2017. TAT Technologies will pay the dividend on June 21, 2017.

Mr. Igal Zamir, TAT’s CEO and President commented on the results: “We had a strong first quarter with sales growing 14.8% compared to the first quarter of 2016, mainly due to strong results in our heat exchangers, landing gear and jet engine blades businesses. In addition, our efficiency and cost reduction measures continue to bear fruit. We are also working to improve cash flow and during the quarter our cash and short term bank deposits have increased by $2.4 million. All this enabled us to declare a $3 million dividend and return value to our shareholders.”

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Net Income and Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.  Non-GAAP Net Income excludes changes, income or losses, as applicable, related to one or more of the following: (1) share-based compensation expenses and/or (2) certain tax impact and/or (3) acquisition related expenses and/or (4) share in results of equity investment of affiliated companies. Adjusted EBITDA is calculated as net income before the Company's share in results and sale of equity investment of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization.  Non-GAAP Net Income and Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Net Income and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Net Income to Non-GAAP Net Income and Adjusted EBITDA in pages 9 and 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Guy Nathanzon, CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
guyn@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	March 31,	December 31,
	2017	2016
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,813	$21,433
Short-term bank deposits	964	964
Accounts receivable, net	21,019	21,572
Other current assets and prepaid expenses	3,109	1,687
Inventory, net	37,944	39,269

Total current assets	86,849	84,925

NON-CURRENT ASSETS:
Investment in affiliates	1,086	1,019
Funds in respect of employee rights upon retirement	2,732	2,660
Deferred income taxes	1,032	896
Intangible assets, net	1,146	1,179
Property, plant and equipment, net	20,927	21,298

Total non-current assets	26,923	27,052

Total assets	$113,772	$111,977

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	6,941	8,406
Accrued expenses	11,066	9,836

Total current liabilities	18,007	18,242

NON CURRENT LIABILITIES:
Other long-term liabilities	187	151
Liability in respect of employee rights upon retirement	3,096	2,994
Deferred income taxes	2,132	1,938

Total non-current liabilities	5,415	5,083

Total liabilities	23,422	23,325

EQUITY:
Share capital	2,797	2,797
Additional paid-in capital	64,817	64,760
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive loss	367	(73)
Retained earnings	24,457	23,256
Total shareholders' equity	90,350	88,652

Total liabilities and shareholders' equity	$113,772	$111,977

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$9,550	$8,069	$30,431
Services	17,531	15,565	65,363
	27,081	23,634	95,794

Cost of goods:
Products	6,911	6,691	23,788
Services	14,613	13,008	52,969
	21,524	19,699	76,757
Gross Profit	5,557	3,935	19,037

Operating expenses:
Research and development, net	229	264	1,140
Selling and marketing	1,142	1,010	3,876
General and administrative	2,267	2,410	10,023
Other loss (income)	28	1	(138)
	3,666	3,685	14,901
Operating income	1,891	250	4,136

Financial expenses, net	(172)	(19)	(154)

Income before taxes on income	1,719	231	3,982

Taxes on income	498	186	3,865

Income before equity investment	1,221	45	117

Share in results of affiliated companies	(20)	-	(55)

Net income	$1,201	$45	$62

Basic and diluted income per share

Net income per share	$0.14	$0.01	$0.01

Weighted average number of shares outstanding
Basic	8,828,444	8,828,444	8,828,444
Diluted	8,865,808	8,828,444	8,830,764

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)

Net income	$1,201	$45	$62
Other comprehensive income
Net unrealized gains (losses) from derivatives	(97)	365	174
Reclassification adjustments for gains included in net income and inventory	537	(47)	(243)
Total other comprehensive income (loss)	$1,641	$363	$(7)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)
(In thousands, except share and per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016

Reported net income on GAAP basis	$1,201	$45	$62
Adjustments:
Tax adjustments re non-GAAP adjustments (1)	-	-	2,685
Other expenses (Acquisition related expenses)	-	-	(105)
Share in results of equity investment of affiliated company	20	-	55
Share based compensation	57	14	105
Non-GAAP net income	$1,278	$59	$2,802

Non-GAAP net income per share	$0.14	$0.01	$0.32

Weighted average number of shares outstanding
Basic	8,828,444	8,828,444	8,828,444
Diluted	8,865,808	8,828,444	8,830,764

(1)
During the second quarter of 2016 the Company distributed dividend from its foreign subsidiaries earnings. As a result, the company accrued deferred tax liability due to actual distribution of earnings from foreign subsidiaries of the Company and due to the possibility of future distribution of earnings from such foreign subsidiaries.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2014 (audited)	9,082,817	$2,793	$64,491	$-	$(2,088)	$20,345	$85,541
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015 (audited):
Comprehensive income (loss)	-	-	-	(4)	-	5,849	5,845
Share based compensation expenses	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2015 (audited)	9,082,817	2,793	64,529	(4)	(2,088)	26,194	91,424
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016 (unaudited):
Comprehensive income (loss)	-	-	-	(69)	-	62	(7)
Share based compensation expenses	-	-	105	-	-	-	105
Exercise of option	20,100	4	126	-	-	-	130
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2016 (audited)	9,102,917	2,797	64,760	(73)	(2,088)	23,256	88,652
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2017 (unaudited):
Comprehensive income				440		1,201	1,641
Share based compensation expenses			57				57
BALANCE AT MARCH 31, 2017 (unaudited)	9,102,917	$2,797	$64,817	$367	$(2,088)	$24,457	$90,350

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016
	(Unaudited)	(Unaudited)	(audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,201	$45	$62

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	969	851	3,636
Loss on sale of property, plant and equipment	28	1	12
Interest from short-term bank deposits and restricted deposits		(11)	(24)
Gain from change in fair value of derivatives	(16)	(53)	(152)
Provision for doubtful accounts	18	43	(29)
Share in results of affiliated Company	20	-	55
Share based compensation	57	14	105
Liability in respect of employee rights upon retirement	102	18	123
Deferred income taxes, net	58	(118)	1,670
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	535	(1,437)	(2,392)
Decrease (increase) in other current assets and prepaid expenses	(942)	(536)	1,487
Decrease (increase) in inventory	1,265	172	(2,707)
Increase (decrease) in trade accounts payable	(1,438)	427	1,192
Increase in accrued expenses	1,230	552	2,521
Increase (decrease) in other long-term liabilities	36	(147)	(38)
Net cash provided by operating activities	$3,123	$(179)	$5,521

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	(87)	-	(905)
Funds in respect of employee rights upon retirement	(36)	(140)	2
Proceeds from sale of property and equipment		1	17
Purchase of property and equipment	(620)	(668)	(5,702)
Maturities of short-term deposits		2,000	7,182
Cash flows provided by (used in) investing activities	$(743)	$1,193	$594

CASH FLOWS FROM FINANCING ACTIVITIES:
Realization of contingency	-	-	(500)
Payment of cash dividend	-	-	(3,000)
Exercise of options	-	130	130
Cash flows provided by (used in) financing activities	$-	$130	$(3,370)

Net increase (decrease) in cash and cash equivalents	2,380	1,144	2,745

Cash and cash equivalents at beginning of period	21,433	18,688	18,688

Cash and cash equivalents at end of period	$23,813	$19,832	$21,433

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP)  (UNAUDITED)
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016

Net income	$1,201	$45	$62
Adjustments:
Share in results and sale of equity investment of affiliated companies	20		55
Taxes on income	498	186	3,865
Financial expenses, net	172	19	154
Depreciation and amortization	969	851	3,636
Share based compensation	57	14	105
Adjusted EBITDA	$2,917	$1,115	$7,877

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Guy Nathanzon Guy Nathanzon Chief Financial Officer

Date: May 17, 2017